October 5, 2011

Mellissa Duru
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Schedule TO-T filed September 23, 2011, and Schedule TO-T/A filed September 28, 2011, by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers, for Dividend Capital Total Realty Trust, Inc., File No. 005-85609

Dear Ms. Duru:

Thank you for your letter dated September 30, 2011, regarding our recent Schedules TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.
The Purchasers terminated the offer pursuant to Section 13(b), which provides that if there “shall be any action taken…which will, directly or indirectly result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above”; paragraph (a), clause (ii) provides that the Purchasers may terminate the offer if the action “imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Shares.”  The subject company contended that the Offer violated its charter because the Offer was not subject to Regulation 14D, and therefore was a mini-tender offer given without proper notice to the subject company, giving rise to the subject company’s right to purchase all Shares tendered in the offer and all Shares owned by the Purchasers.  Of course the fact that the Offer was filed with the Commission, and that the Staff has issued the comment letter to which I am responding would of course mean that the Offer is subject to Regulation 14D. I understand from our communications that the Staff believes that once an offer is filed with the Commission, even if voluntarily, the Offer is therefore subject to Regulation 14D.  Nonetheless, the subject company informed the Purchasers that it intended to exercise its right to purchase any Shares in the Offer, so the Purchasers exercised their right to terminate the Offer.  We will amend the final amendment to so state.

2.
The Offer itself was not disseminated because the subject company refused to comply with Regulation 14d-5, so we have no ability to disseminate and have not disseminated the final amendment (I am also unaware of any obligation to disseminate a final amendment).

3.	As stated in the final amendment, no shares were tendered and there was no extension.

4.	We filed a final amendment informing security holders that we were terminating the offer, thereby informing them of our intention regarding the condition.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments. Thanks.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)